Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

SL Science Holding Limited, a Cayman Islands exempted company (the “PubCo” or the “Company”) is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination between Horizon Space Acquisition II Corp. (“HSPT”) and SL BIO Ltd. (“SL Bio”), which was consummated on June 12, 2026.

The unaudited pro forma condensed combined financial statements are based on the HSPT historical financial statements and SL Bio historical financial statements as adjusted to give pro forma effect to the events that are related and/or directly attributable to the business combination (the “Transactions”), are factually supportable and, with respect to the pro forma statements of operations, are expected to have a continuing impact on the results of the post-combination company. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Transactions as if they had been consummated on December 31, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, gives effect to the Transactions as if they had occurred on January 1, 2025, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company.

There is no historical activity with respect to PubCo, CW Mega Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub I”), and WW Century Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub II”). Accordingly, no adjustments were required with respect to these entities in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 has been prepared using, and should be read in conjunction with, the following:

●	HSPT’s audited balance sheet as of December 31, 2025 and the related notes appearing elsewhere in the HSPT’s Annual Report Form 10-K filed on April 8, 2026; and

●	SL Bio’s audited consolidated balance sheet as of December 31, 2025 and the related notes included elsewhere in this Shell Company Report Form 20-F;

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 had been prepared using, and should be read in conjunction with, the following:

●	HSPT’s audited statements of operations for the year ended December 31, 2025 and the related notes appearing elsewhere in the HSPT’s Annual Report Form 10-K filed on April 8, 2026; and

●	SL Bio’s audited consolidated statements of operations for the year ended December 31, 2025 and the related notes included elsewhere in this Shell Company Report Form 20-F.

Description of the Business Combination

On June 12, 2026 (the “Closing Date”), the Company consummated the previously announced business combination pursuant to the Business Combination Agreement, dated May 9, 2025 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, HSPT, Merger Sub I, Merger Sub II, and SL Bio.

As a result of the Business Combination (as defined below), (i) Merger Sub I merged with and into HSPT, with HSPT as the surviving entity and a wholly-owned subsidiary of the Company (the “First Merger”), and (ii) following the First Merger, Merger Sub II merged with and into SL Bio, with SL Bio as the surviving entity and a wholly-owned subsidiary of the Company (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the consummation of the Business Combination, each of HSPT and SL Bio became a subsidiary of the Company, and HSPT’s shareholders and SL Bio’s shareholders received ordinary shares of par value of $0.00001 each of the Company (“PubCo Ordinary Shares” or “Ordinary Shares”).

Pursuant to the Business Combination Agreement, (i) immediately prior to the First Merger Effective Time (as defined in the Business Combination Agreement), (a) each Acquiror Unit (as defined in the Business Combination Agreement) issued and outstanding immediately prior to the First Merger Effective Time was automatically detached and the holder thereof was deemed to hold one Acquiror Ordinary Share (as defined in the Business Combination Agreement) and one Acquiror Right (as defined in the Business Combination Agreement) in accordance with the terms of the applicable Acquiror Unit (the “Unit Separation”); (b) each Acquiror Right issued and outstanding immediately prior to the First Merger Effective Time was automatically converted into one-tenth of an Acquiror Ordinary Share (the “Acquiror Right Conversion”); and (c) immediately following the Unit Separation and Acquiror Right Conversion, each Acquiror Ordinary Share (which, for the avoidance of doubt, includes the Acquiror Ordinary Shares held as a result of the Unit Separation and the Acquiror Right Conversion) issued and outstanding immediately prior to the First Merger Effective Time was automatically cancelled and ceased to exist in exchange for the right to receive one newly issued PubCo Ordinary Share; and (ii) at the Second Merger Effective Time (as defined in the Business Combination Agreement), each Company Exchanging Share (as defined in the Business Combination Agreement) was automatically cancelled and converted into the right of each holder of the Company Exchanging Shares to receive, such number of newly issued PubCo Ordinary Shares, as determined in accordance with the Business Combination Agreement, based on an exchange ratio equal to the quotient of (a) $5.568 billion divided by $10.00 per share, divided by (b) the number of Company Ordinary Shares issued and outstanding immediately prior to the Second Merger Effective Time.

In connection with the Business Combination, the Company entered into subscription agreements (the “Subscription Agreements” and the transactions contemplated under the Subscription Agreements, the “PIPE Financing”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors committed to purchase an aggregate of 780,000 units of the Company (the “PubCo Units”), in a private placement for a purchase price of $10.00 per PubCo Unit. Each PubCo Unit consisted of (i) one PubCo Ordinary Share and (ii) one series A preferred share of the Company, par value $0.00001 per share (the “PubCo Preferred Shares”). Each PubCo Preferred Share will be converted into one-third (1/3) of one PubCo Ordinary Share (such converted PubCo Ordinary Shares, the “Conversion Shares”) on the six-month anniversary of the closing of the Business Combination. The PIPE Financing closed in conjunction with the closing of the Business Combination and generated gross proceeds of approximately $7,800,000.

Accounting for the Business Combination

The Business Combination was accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, HSPT was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the fact that subsequent to the Business Combination, SL Bio’s shareholders had a majority of the voting power of the combined company, and SL Bio comprised all of the ongoing operations of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of SL Bio issuing shares for the net assets of HSPT, accompanied by a recapitalization. The net assets of HSPT were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the Business Combination were those of SL Bio.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information included in this Exhibit has been prepared using actual redemption of HSPT’s ordinary shares.

The Company is providing this information to aid you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial statements described above and the assumption and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements should be read in conjunction with HSPT’s historical financial statements, SL Bio’s historical financial statements, and the related notes thereto. The pro forma adjustments are preliminary, and the unaudited pro forma information has been presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that may have actually occurred had the Business Combination taken place on the dates noted, or of the Combined Company’s future financial position or operating results. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of the Combined Company following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2025

	(1)				(2)				Actual
	HSPT				SL Bio				Redemptions
		Transaction				Transaction			Transaction
		Accounting				Accounting			Accounting		Pro Forma
	(Historical)	Adjustments	Note	(Pro Forma)	(Historical)	Adjustments	Note	(Pro Forma)	Adjustments	Note	Combined
Assets:
Current assets:
Cash and cash equivalents	$7,917	$446,650	(D)	$454,567	$1,258,616	$-		$1,258,616	$1,924,175	(E)	$9,004,706
									(850,479)	(G)
									(592,173)	(H)
									(840,000)	(I)
									7,800,000	(K)
									(150,000)	(I)
Restricted cash	-	-		-	-	-		-	-		-
Prepaid expenses and other current assets	21,614	-		21,614	168,209	-		168,209	-		189,823
Total current assets	29,531	446,650		476,181	1,426,825	-		1,426,825	7,291,523		9,194,529

Operating lease right-of -use assets, net	-	-		-	212,324	-		212,324	-		212,324
Plant and equipment, net	-	-		-	248,894	-		248,894	-		248,894
Deferred offering costs	-	-		-	929,137	-		929,137	(929,137)	(H)	-
Investments held in Trust Account	72,924,060	821,769	(A)	1,924,175	-	-		-	(1,924,175)	(E)	-
		200,000	(B)
		(72,021,654)	(C)
Total Assets	$72,953,591	$(70,553,235)		$2,400,356	2,817,180	$-		$2,817,180	$4,438,211		$9,655,747

Liabilities, Temporary Equity, and Stockholders’ Equity
Current liabilities:
Other payable and accrued expenses	4,696	-		4,696	319,872	-		319,872	(4,697)	(G)	554,871
									235,000	(H)
Operating lease liabilities, current	-	-		-	148,663			148,663	-		148,663
Promissory notes, related parties	990,000	230,000	(D)	1,270,000	-	-		-	(840,000)	(I)	-
		50,000	(B)						(430,000)	(L)
Promissory notes, third party	-	150,000	(B)	150,000	-	-		-	(150,000)	(I)	-
Amount due to related party	354,484	216,650	(D)	571,134	-	-		-	(571,134)	(L)	-
Total current liabilities	1,349,180	646,650		1,995,830	468,535	-		468,535	(1,760,831)		703,534

Operating lease liabilities, non-current		-		-	64,742	-		64,742	-		64,742
Total Liabilities	1,349,180	646,650		1,995,830	533,277	-		533,277	(1,760,831)		768,276

Commitments and Contingencies

Ordinary shares subject to possible redemption	72,924,060	821,769	(A)	1,924,175	-	-		-	(1,924,175)	(E)	-
		200,000	(B)
		(72,021,654)	(C)

Stockholders’ Equity (Deficit):
Preferred shares									8	(K)	8
Common shares	-	-		-	367,500			367,500	(367,500)	(J)	-
Ordinary shares	218	-		218	-	-		-	(189)	(F)	5,608
									5,568	(J)
									2	(E)
									8	(K)
									1	(L)

Additional paid-in capital	-	(200,000)	(B)	(200,000)	6,931,344	-		6,931,344	(1,319,678)	(F)	14,068,096
									(845,782)	(G)
									(1,585,010)	(H)
									361,932	(J)
									1,924,173	(E)
									7,799,984	(K)
									1,001,133	(L)

Retained earnings (accumulated deficit)	(1,319,867)			(1,319,867)	(5,484,378)	-		(5,484,378)	1,319,867	(F)	(5,655,678)
									(171,300)	(H)
Accumulated other comprehensive income					469,437			469,437	-		469,437
Total Stockholders’ (Deficit) Equity	(1,319,649)	(200,000)		(1,519,649)	2,283,903	-		2,283,903	8,123,217		8,887,471
Total Liabilities, Temporary Equity, and Stockholders’ (Deficit) Equity	$72,953,591	$(70,553,235)		$2,400,356	2,817,180	$-		$2,817,180	$4,438,211		$9,655,747

(1)	Derived from the audited balance sheet of HSPT as of December 31, 2025. See HSPT’s financial statements and the related notes appearing elsewhere in the HSPT’s Annual Report Form 10-K filed on April 8, 2026.

(2)	Derived from the audited consolidated balance sheet of SL Bio as of December 31, 2025. See SL Bio’s financial statements and the related notes included elsewhere in this Shell Company Report Form 20-F.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

			Actual
			Redemptions
	(1)	(2)	Transaction
	HSPO	SL Bio	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Combined
Revenues	$-	$2,197,249	$-		$2,197,249
Cost of goods sold	-	1,422,187	-		1,422,187
Gross profit	-	775,062	-		775,062

Operating expenses:
General and administrative expenses	1,080,524	2,543,528	1,017,082	(CC)	4,641,134
Research and development expenses	-	2,069,022	-		2,069,022
Selling and marketing expenses	-	-	-		-
Total operating expenses	1,080,524	4,612,550	1,017,082		6,710,156

Loss from Operations	(1,080,524)	(3,837,488)	(1,017,082)		(5,935,094)

Other income
Interest and dividend income on investments held in Trust	2,889,530	-	(2,889,530)	(AA)	-
Interest income	-	40,302			40,302
Other expense, net	-	(22,636)	-		(22,636)
Total other income	2,889,530	17,666	(2,889,530)		17,666
Income (loss) before income taxes	1,809,006	(3,819,822)	(3,906,612)		(5,917,428)

Income tax credit	-	4	-		4

Net income (loss)	$1,809,006	$(3,819,818)	$(3,906,612)		$(5,917,424)

Other comprehensive income (loss), net of tax
Change in cumulative foreign currency translation	-	240,971	-		240,971
Comprehensive income (loss)	1,809,006	$(3,578,847)	$(3,906,612)		$(5,676,453)

Basic and diluted weighted average redeemable ordinary shares outstanding	6,900,000		(6,900,000)	(BB)	-
Basic and diluted net income per redeemable ordinary shares	$0.32				$-
Basic and diluted weighted average non-redeemable ordinary shares outstanding	2,180,000		558,579,757	(BB)	560,759,757
Basic and diluted net loss per non-redeemable ordinary share	$(0.200)				$(0.011)

Basic and diluted weighted average number of ordinary shares used in computation		3,675,000
Basic and diluted earnings per share attributable to ordinary shareholders of the Company		(1.039)

(1)	Derived from the audited statement of operations of HSPT for the year ended December 31, 2025. See HSPT’s financial statements and the related notes appearing elsewhere in the HSPT’s Annual Report Form 10-K filed on April 8, 2026.

(2)	Derived from the audited consolidated statement of operations and comprehensive income of SL Bio for the year ended December 31, 2025. See SL Bio’s financial statements and the related notes included elsewhere in this Shell Company Report Form 20-F.

Note 1 — Basis of Presentation

On June 12, 2026 (the “Closing Date”), the Company consummated the previously announced business combination pursuant to the Business Combination Agreement, dated May 9, 2025 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, HSPT, Merger Sub I, Merger Sub II, and SL Bio.

As a result of the Business Combination, (i) Merger Sub I merged with and into HSPT, with HSPT as the surviving entity and a wholly-owned subsidiary of the Company (the “First Merger”), and (ii) following the First Merger, Merger Sub II merged with and into SL Bio, with SL Bio as the surviving entity and a wholly-owned subsidiary of the Company (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the consummation of the Business Combination, each of HSPT and SL Bio became a subsidiary of the Company.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, HSPT was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of SL Bio issuing shares for the net assets of HSPT, accompanied by a recapitalization. The net assets of HSPT were stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 gave pro forma effect to the Business Combination as if it had been consummated on December 31, 2025. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 gave pro forma effect to the Business Combination as if it had been consummated on January 1, 2025, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 had been prepared using, and should be read in conjunction with, the following:

●	HSPT’s audited balance sheet as of December 31, 2025 and the related notes appearing elsewhere in the HSPT’s Annual Report Form 10-K filed on April 8, 2026; and

●	SL Bio’s audited consolidated balance sheet as of December 31, 2025 and the related notes included elsewhere in this Shell Company Report Form 20-F, and

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 had been prepared using, and should be read in conjunction with, the following:

●	HSPT’s audited statements of operations for the year ended December 31, 2025 and the related notes appearing elsewhere in the HSPT’s Annual Report Form 10-K filed on April 8, 2026; and

●	SL Bio’s audited consolidated statements of operations for the year ended December 31, 2025 and the related notes included elsewhere in this Shell Company Report Form 20-F.

Note 2 — Accounting Policies

Upon consummation of the Business Combination, management performed a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). SL Bio elected not to present Management’s Adjustments and presented only Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

(A)	Reflected the additional interest income earned from the Trust Account subsequent to December 31, 2025, which increased the value of shares available to be redeemed upon the consummation of the Business Combination;

(B)	Reflected four monthly extension payments of an aggregate amount of $200,000 deposited into HSPT’s Trust Account subsequent to December 31, 2025 in order to extend the available time to complete the Business Combination, which increased the value of shares available to be redeemed upon the consummation of the Business Combination;

(C)	Reflected the redemption of 3,219,311 of HSPT’s ordinary shares by HSPT’s shareholders at a redemption price of approximately $10.63 per share, for an aggregate redemption amount of $34,221,276 on February 13, 2026. In addition, upon consummation of the Business Combination, 3,502,404 of HSPT’s ordinary shares were redeemed by HSPT’s shareholders at a redemption price of approximately $10.79 per share, for an aggregate redemption amount of $37,800,378;

(D)	Reflected the issuance of additional promissory notes, related parties, of approximately $0.2 million and additional borrowings recorded as amounts due to related parties of approximately $0.2 million subsequent to December 31, 2025;

(E)	Reflected the reclassification of cash held in the Trust Account that became available for general use following the Business Combination;

(F)	Reflected the elimination of the historical accumulated deficit of HSPT, the accounting acquiree, into SL Bio’s additional paid-in capital upon the consummation of the Business Combination; the reclassification of 2,180,000 HSPT ordinary shares into PubCo ordinary shares; and the issuance of 711,350 HSPT ordinary shares from the conversion of 7,113,500 public and private rights upon consummation of the Business Combination;

(G)	Reflected the settlement of approximately $5,000 of HSPT’s total transaction costs accrued as of December 31, 2025, and an additional approximately $0.9 million in transaction costs incurred subsequent to December 31, 2025, through the consummation date of the Business Combination;

(H)	Reflected the settlement of approximately $0.6 million of SL Bio’s total transaction costs related to the Business Combination, of which (1) approximately $0.2 million of transaction costs were accounted for as expenses subsequent to December 31, 2025 through the date of the consummation of the Business Combination; (2) approximately $0.1 million was a transaction cost balance accrued as of December 31, 2025; and (3) approximately $0.3 million of transaction costs were incurred subsequent to December 31, 2025 and classified as an adjustment to SL Bio’s additional paid-in capital at the time of the consummation of the Business Combination;

(I)	Reflected the repayments of approximately $0.8 million of HSPT’s promissory notes, related parties, and approximately $0.2 million of HSPT’ promissory notes, third party at the time of the consummation of the Business Combination;

(J)	Reflected the recapitalization of SL Bio through the issuance of 556,800,000 HSPT shares with $0.00001 par value to SL Bio’s shareholders;

(K)	Reflected a private placement (the “PIPE Financing”) entered into on March 24, 2026, providing aggregate gross proceeds of $7.8 million through the issuance of 780,000 units at $10.00 per unit, with each unit consisting of one ordinary share and one preferred share convertible into one-third of one ordinary share six months following the closing of the Business Combination.

(L)	Reflected the issuance of an aggregate of 110,122 HSPT ordinary shares upon the conversion of promissory notes from related parties of approximately $0.4 million and the settlement of amounts due to related parties of approximately $0.6 million at the time of the consummation of the Business Combination.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments to the unaudited combined pro forma statement of operations consist of the following:

(AA)	Reflected an adjustment to eliminate interest income earned from marketable securities held in the Trust Account as if the Business Combination had been consummated on January 1, 2025, the beginning of the period presented;

(BB)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumed the Business Combination had been consummated on January 1, 2025. In addition, as the Business Combination was reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumed that the shares had been outstanding for the entire period presented; and

(CC)	Reflected approximately $1.0 million of HSPT and SL Bio’s transaction costs to be incurred subsequent to December 31, 2025. This is a non-recurring item.

Note 4 — Loss per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since the beginning of the period presented in the unaudited pro forma condensed combined statements of operations. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

Basic and diluted loss per share is computed by dividing pro forma net loss by the weighted average number of the shares of HSPT ordinary shares outstanding during the periods.

The unaudited pro forma condensed combined statement of operations has been prepared using the actual redemptions of HSPT’s ordinary shares for the year ended December 31, 2025:

Pro forma net loss attributable to ordinary shareholders	$(5,676,453)
Weighted average shares outstanding – basic and diluted	560,759,757
Pro forma loss per share – basic and diluted	$(0.01)

Weighted average shares calculation, basic and diluted
Ordinary Shares
HSPT Public Shares(1)	868,285
HSPT Initial Shares(2)	1,959,850
Representative Shares	241,500
HSPT shares issued in connection with conversion of promissory notes, related party and settlement of amount due to related party(3)	110,122
HSPT shares issued in connection with PIPE Financing(4)	780,000
HSPT shares issued in the Business Combination(5)	556,800,000
Total weighted average shares outstanding	560,759,757

(1)	Including 178,285 Public Shares and 690,000 shares which were converted from 6,900,000 rights, each to receive one-tenth of one HSPT ordinary share upon consummation of the Business Combination from the public HSPT Units.

(2)	Including 1,725,000 Founder Shares, and 213,500 shares included in the Private Units (“Private Shares”), and 21,350 shares which were converted from 213,500 rights, each to receive one-tenth of one HSPT ordinary share upon consummation of the Business Combination from the private HSPT Units.

(3)	Includes 100,111 HSPT ordinary shares and 100,111 rights issued as part of private HSPT Units in connection with the conversion of promissory notes, related party, and the settlement of amounts due to related parties. Upon consummation of the Business Combination, the 100,111 rights converted into 10,011 HSPT ordinary shares at a ratio of one-tenth of one ordinary share per right.

(4)	In connection with the Business Combination, the Company entered into subscription agreements (the “Subscription Agreements” and the transactions contemplated under the Subscription Agreements, the “PIPE Financing”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors committed to purchase an aggregate of 780,000 units of the Company (the “PubCo Units”), in a private placement for a purchase price of $10.00 per PubCo Unit. Each PubCo Unit consisted of (i) one PubCo Ordinary Share and (ii) one series A preferred share of the Company, par value $0.00001 per share (the “PubCo Preferred Shares”). Each PubCo Preferred Share will be converted into one-third (1/3) of one PubCo Ordinary Share (such converted PubCo Ordinary Shares, the “Conversion Shares”) on the six-month anniversary of the closing of the Business Combination. The PIPE Financing closed in conjunction with the closing of the Business Combination and generated gross proceeds of approximately $7,800,000.

(5)	Upon completion of the Business Combination, in aggregate, 556,800,000 PubCo ordinary shares were issued to SL Bio shareholders.